THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Semiconductor Manufacturing International Corporation
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

NON-EXEMPT CONNECTED TRANSACTION

(1) SUBSCRIPTION OF NEW SHARES UNDER SPECIAL MANDATE BY
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
AND
(2) RELEASE OF DATANG TELECOM TECHNOLOGY &
INDUSTRY HOLDINGS CO., LTD. FROM LOCK-UP RESTRICTION

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

The notice convening an extraordinary general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on 21 September, 2010 at 1: 30 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the extraordinary general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the extraordinary general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the extraordinary general meeting in person. Only shareholders of record on 21 September, 2010 are entitled to attend and vote at the extraordinary general meeting.

*     for identification purpose only

6 September, 2010

– i –

DEFINITIONS

     In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘2008 Announcement’’	the announcement of the Company dated 8 November, 2008

‘‘2008 Datang Subscription’’	the subscription of 3,699,094,300 Shares issued by the Company to Datang pursuant to the Datang Share Purchase Agreement

‘‘Amendment Letter’’	the amendment letter executed by the Company and Datang on 8 July, 2010, details of which have been disclosed in the Company’s announcement dated 8 July, 2010

‘‘Anglo Chinese’’	Anglo Chinese Corporate Finance, Limited, a corporation licensed under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

‘‘Associates’’	has the same meaning given to it by the Listing Rules

‘‘Board’’	the board of Directors

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Shares and American Depositary Shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 981) and the New York Stock Exchange, respectively

‘‘Completion’’	completion of the Datang Subscriptions under the Datang Subscription Agreement

‘‘Connected person(s)’’	has the same meaning ascribed to it under the Listing Rules

‘‘Datang’’	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Datang (Hongkong)’’	Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and an investment holding company wholly-owned by Datang

‘‘Datang Existing Shares’’	the 3,699,094,300 Shares subscribed by Datang pursuant to the Datang Share Purchase Agreement

‘‘Datang Further Shares’’	the number of new Shares which may be subscribed by Datang through Datang (Hongkong), which, together with the Datang Pre-emptive Shares, will fetch an aggregate purchase price of up to approximately US$102 million

DEFINITIONS

‘‘Datang Further Subscription’’	the subscription of Datang Further Shares at the Datang Subscription Price subject to the obtaining of the approval of Independent Shareholders and necessary governmental approvals

‘‘Datang Pre-emptive Shares’’	an amount of shares to be issued to Datang Hongkong pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing as will result in Datang’s percentage shareholding in the Company not being diluted by the Placing

‘‘Datang Pre-emptive Subscription’’	the subscription of Datang Pre-emptive Shares by Datang through Datang Hongkong at the Datang Subscription Price subject to the conditions under the Datang Subscription Agreement being satisfied

‘‘Datang Share Purchase Agreement’’	the share purchase agreement dated 6 November, 2008 between the Company and Datang in connection with the 2008 Datang Subscription

‘‘Datang Subscription Agreement’’	the agreement entered into between the Company and Datang dated 16 August, 2010 in relation to the Datang Subscriptions

‘‘Datang Subscription Price’’	HK$0.52 per Share, being equivalent to the Placing Price

‘‘Datang Subscription Shares’’	the aggregate of the Datang Pre-emptive Shares and the Datang Further Shares, being 1,528,038,461 new Shares to be subscribed under the Datang Subscription Agreement

‘‘Datang Subscriptions’’	collectively, the Datang Pre-emptive Subscription and the Datang Further Subscription, being the subscription of the Datang Subscription Shares

‘‘Director(s)’’	the director(s) of the Company

‘‘EGM’’	means an extraordinary general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on 21 September, 2010 at 1: 30 p.m. to approve, among other things, the Subscription Agreement, the Amendment Letter and the Special Mandate

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

‘‘Independent Board Committee’’	an independent board committee of the Board of the Company that consists of all independent non-executive directors of the Company established by the Company

‘‘Independent Shareholders’’	Shareholders other than Datang and its associates (as defined in the Listing Rules)

‘‘Latest Practicable Date’’	30 August, 2010, being the latest practicable date prior to the printing of this circular

‘‘Listing Committee’’	the listing sub-committee of the board of the Stock Exchange

‘‘Listing Rules’’	means the Rules Governing the Listing of Securities on the Stock Exchange

‘‘Macau’’	the Macau Special Administrative Region of the PRC

‘‘Non-Exempt Connected Transactions’’	the Datang Subscriptions and the transactions as provided under the Amendment Letter

‘‘Notice’’	the notice convening the EGM

‘‘Placee(s)’’	any person(s) or entity(ies) whom the Placing Agents and/or any of its agent(s) has procured to subscribe for any of the Placing Shares pursuant to the Placing Agreement

‘‘Placing’’	the placing of 1,500 million new Shares by the Placing Agent pursuant to the terms of the Placing Agreement

‘‘Placing Agents’’ and each a ‘‘Placing Agent’’	J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch

‘‘Placing Agreement’’	a conditional placing agreement dated 8 July, 2010 entered into between the Company and the Placing Agents in relation to the Placing

‘‘Placing Price’’	HK$0.52 per Placing Share

‘‘Placing Shares’’	1,500 million new Shares placed under the Placing Agreement

‘‘PRC’’	the People’s Republic of China, and for the purpose of this circular, excluding Hong Kong, Macau and Taiwan

‘‘Relevant Securities’’	any new Shares, any securities convertible into or exchangeable into Shares or any warrants or other rights to subscribe for Shares

DEFINITIONS

‘‘SFC’’	the Securities and Futures Commission

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Share(s)’’	ordinary share(s) whose nominal value is US$0.0004 each in the share capital of the Company

‘‘Shareholder(s)’’	holder(s) of Share(s)

‘‘Special Mandate’’	the authority granted by the Independent Shareholders to the Directors to allot and issue the Datang Subscription Shares under the Datang Subscription Agreement

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘TSMC’’	Taiwan Semiconductor Manufacturing Company, Ltd.

‘‘TSMC Share and Warrant Issuance Agreement’’	the share and warrant issuance agreement dated 9 November, 2009 between the Company and TSMC in connection with the subscription of New Common Shares, the Warrant and the Warrant Shares pursuant to the terms therein

‘‘US$’’	United States Dollars, the lawful currency of the United States of American

‘‘%’’	per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

Executive Director:	Registered Office:
David N.K. Wang (President and Chief Executive Officer)	P.O. Box 309
Ugland House
Non-Executive Directors:	Grand Cayman, KY1-1104
Chen Shanzhi	Cayman Islands
Gao Yonggang
Zhou Jie	Principal Place of Business:
Wang Zheng Gang (alternate director to Zhou Jie)	18 Zhangjiang Road
PuDong New Area
Independent Non-Executive Directors:	Shanghai 201203
Jiang Shang Zhou (Chairman)	People’s Republic of China
Tsuyoshi Kawanishi
Lip-Bu Tan
6 September, 2010

To shareholders of the Company

Dear Sir or Madam,

NON-EXEMPT CONNECTED TRANSACTION

(1) SUBSCRIPTION OF NEW SHARES UNDER SPECIAL MANDATE BY
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
AND
(2) RELEASE OF DATANG TELECOM TECHNOLOGY &
INDUSTRY HOLDINGS CO., LTD. FROM LOCK-UP RESTRICTION

INTRODUCTION

     Reference is made to the Company’s announcement dated 16 August, 2010 in relation to the Non-Exempt Connected Transactions.

     As at the Latest Practicable Date, Datang held through Datang (Hongkong) about 14.34% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company. The Datang Subscriptions and the Amendment Letter therefore constitute connected transactions of the Company and are subject to reporting, announcement and Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules. The purpose of this circular is to provide you with (i) details regarding the Non-Exempt Connected Transactions; (ii) the advice from Anglo Chinese, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee in respect of the Non-Exempt Connected Transactions; and (iii) a notice to convene the EGM.

*     for identification purpose only

LETTER FROM THE BOARD

I. THE DATANG SUBSCRIPTIONS

     A. Background

     Reference is made to the 2008 Announcement, the Company’s announcements dated 7 July, 2010, 8 July, 2010, 15 July, 2010 and 16 August, 2010 relating to, among other things, the exercise of pre-emptive right and further subscription of new Shares by Datang.

     On 8 July, 2010, the Company and the Placing Agents entered into the Placing Agreement with the Placing Agents whereby the Company conditionally agreed to place, through the Placing Agents, the Placing Shares to not less than six independent Placees at the Placing Price. As disclosed in the Company’s announcement dated 15 July, 2010, completion of the Placing Agreement took place on the same date and all the Placing Shares have been successfully placed by the Placing Agents to placees who are independent third parties.

     Datang currently through Datang (Hongkong) holds 3,699,094,300 Shares. Pursuant to the Datang Share Purchase Agreement, Datang has a right to purchase Relevant Securities (subject to compliance with, among other things, the Listing Rules) in the event that the Company proposes, following completion of the 2008 Datang Subscription, to issue Relevant Securities, to enable Datang to hold after such issue:

(a)	in the case of an offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction), one Share more than the number of Shares proposed to be beneficially owned by the prospective largest shareholder unless:

(i)
Datang holds less than 2,774,320,725 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company; or

	(ii)	at least two-thirds of the Board (excluding the members of the Board nominated by Datang) in good faith resolves in writing that such exercise is not in the best interests of the Company and the Shareholders as a whole; and

LETTER FROM THE BOARD

(b)	in case of the issue of the Relevant Securities other than (a) above, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of the Relevant Securities, provided that Datang (together with Datang (Hong Kong), a wholly-owned subsidiary of Datang) maintains an ownership interest equal to at least 1,849,547,150 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company.

B. The Datang Subscription Agreement

     On 16 August, 2010, the Company entered into the Datang Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Subscription Agreement, the Company agreed to issue, and Datang agreed to subscribe through Datang (Hongkong) for, 1,528,038,461 Shares for a total cash consideration of US$102 million (equivalent to approximately HK$794,580,000) at the Datang Subscription Price of HK$0.52 per Share. Upon Completion, Datang will be interested in about 19.14% of the entire issued share capital of the Company as enlarged by the issue of the Datang Subscription Shares. The principal terms of the Datang Subscription Agreement are as follows:

1.	Date

16 August, 2010

2.	Parties

(i) Datang

(ii) the Company

3.	Interest to be acquired

     The Datang Pre-emptive Shares will represent (i) up to approximately 1.05% of the existing issued share capital of the Company as at the Latest Practicable Date; and (ii) up to approximately 1.04% of the issued share capital of the Company as enlarged by the issue of the Datang Pre-emptive Shares.

     The Datang Further Shares will represent (i) up to approximately 4.88% of the existing issued share capital of the Company as at the Latest Practicable Date; and (ii) up to approximately 4.65% of the issued share capital of the Company as enlarged by the issue of the Datang Further Shares.

     The Datang Subscription Shares will represent (i) up to approximately 5.93% of the existing issued share capital of the Company as at the Latest Practicable Date; and (ii) up to approximately 5.59% of the issued share capital of the Company as enlarged by the issue of the Datang Subscription Shares.

LETTER FROM THE BOARD

     The aggregate nominal value of the Datang Subscription Shares will be approximately US$611,215.

4. The consideration and Datang Subscription Price

     The subscription price per Share is HK$0.52 and the total cash consideration payable by Datang for the Datang Subscription Shares is US$102 million (equivalent to approximately HK$794,580,000).

     The Datang Subscription Price represents (i) a discount of approximately 5.77% to the closing price of HK$0.55 per Share as quoted on the Stock Exchange on 13 August, 2010, being the last full trading day immediately before the execution of the Datang Subscription Agreement; (ii) a discount of approximately 7.31% to the average closing prices of approximately HK$0.558 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 13 August, 2010; and (iii) a discount of approximately 5.77% to the average closing prices of approximately HK$0.55 per Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 13 August, 2010.

5. Ranking of Datang Subscription Shares

     The Datang Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Datang Subscription Shares.

6. Conditions precedent of the Datang Subscription Agreement

     Pursuant to the Datang Subscription Agreement, Datang conditionally agreed to subscribe through Datang (Hongkong) for the Datang Subscription Shares at the Datang Subscription Price. Completion of the Datang Subscriptions is conditional upon:

(i)	the Listing Committee granting listing of and permission to deal in all of the Datang Subscription Shares;

(ii)
the passing by the Independent Shareholders of a resolution to approve the allotment and issue of the Datang Subscription Shares to Datang on the terms and conditions and the other arrangements contemplated by the Datang Subscription Agreement and the grant of a Special Mandate in order to comply with the Listing Rules; and

(iii)
in relation to Datang, the obtaining of all necessary shareholder, PRC governmental and regulatory approvals and consents, including (but not limited to) approvals from the National Development and Reform Commission, the Ministry of Commerce and the State Administration of Foreign Exchange, respectively.

LETTER FROM THE BOARD

     In the event that the conditions above are not fulfilled within three months after the date of the Datang Subscription Agreement (or such later date as may be agreed between the parties) and subject to compliance with the Listing Rules, then the Datang Subscription Agreement and all rights and obligations thereunder will cease and terminate and none of the parties shall have any claim against the other for costs, compensation or otherwise (save in respect of, inter alia, any antecedent breach thereunder).

C. Basis of Determination of the Consideration Under the Datang Subscription Agreement

     The Datang Subscription Price was based on the Placing Price, which was arrived at after arm’s length negotiations between the Company and each of the Placing Agents.

     The total consideration of US$102 million under the Datang Subscription Agreement was arrived at after arm’s length negotiations between the Company and Datang. On this basis, the Board (other than the independent non-executive Directors who will form an opinion after taken the recommendation from the independent financial advisor) considers the basis of determination of the Datang Subscription Price and the total consideration to be fair and reasonable and is in the interests of the Shareholders as a whole.

D. Special Mandate

     The Datang Subscription Shares will be allotted and issued under the Special Mandate to be obtained from the Independent Shareholders at the EGM.

     Application will be made by the Company to the Listing Committee for the grant of the listing of, and permission to deal in, the Datang Subscription Shares.

LETTER FROM THE BOARD

E. Effects of Datang Subscriptions on Shareholding Structure

     Assuming that there will be no change in the shareholding structure of the Company immediately before completion of the Datang Subscriptions, the shareholding structure of the Company (i) as at the Latest Practicable Date, (ii) immediately after completion of Datang Subscriptions, on the assumption that there will be no other change to the issued share capital of the Company between Latest Practicable Date and completion of the Datang Subscriptions, is as follows:

			Immediately after completion of
Name of Shareholder	As at the Latest Practicable Date		the Datang Subscriptions
	Number of Shares	Approximate %	Number of Shares	Approximate %
Datang Telecom
Technology &
Industry Holdings	3,699,094,300
Co., Ltd. (‘‘Datang’’)	(note 1)	14.34%	5,227,132,761	19.14%

Shanghai Industrial	410,008,000
Investment	(note 2)	1.59%	410,008,000	1.50%
(Holdings)
Company Limited	1,833,269,340
(‘‘SIIC’’)	(note 3)	7.11%	1,833,269,340	6.71%

Total for SIIC	2,243,277,340	8.70%	2,243,277,340	8.21%

Taiwan Semiconductor
Company Limited
(‘‘TSMC’’)	1,789,493,218	6.94%	1,789,493,218	6.55%

Sub-total	7,731,864,858	29.98%	9,259,903,319	33.90%

Public Shareholders	18,056,333,151	70.02%	18,056,333,151	66.10%

Total	25,788,198,009	100%	27,316,236,470	100%

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang. As of the Latest Practicable Date, the Company’s directors Mr. Gao Yonggang was a director and Senior Vice President of Datang and Mr. Chen Shanzhi was a Senior Vice President of Datang.

(2)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(3)	All such Shares are held by S.I. Technology Production Holdings Limited (‘‘SITPHL’’) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (‘‘SIFHCL’’) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (‘‘SIFHL’’). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. The Company’s Director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (‘‘SIHL’’). Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

LETTER FROM THE BOARD

F. Use of Proceeds from the Datang Subscriptions

     The Company proposes to use the proceeds of the Datang Subscriptions for the Group’s capacity expansion.

G. Fund Raising Activities in the Past Twelve Months

     Other than the Placing as disclosed in the Company’s announcements dated 7 July, 2010, 8 July, 2010 and 15 July, 2010, the Company did not have any fund raising activities on any issue of equity securities in the past twelve months before the date of this circular.

     The total funds raised by the Placing was HK$780 million, being the gross proceeds of the Placing. The net proceeds of the Placing (after deduction of relevant expenses in the estimate amount of approximately HK$25 million) amounted to approximately HK$755 million. As disclosed in the Company’s announcement dated 8 July, 2010, the Company proposed to use the net proceeds of the Placing for the Group’s capacity expansion.

II. RELEASE OF DATANG FROM LOCK-UP RESTRICTION

A. Background

     Reference is made to the 2008 Announcement and the Company’s announcements dated 7 July, 2010 and 8 July, 2010 in relation to the potential release of Datang from the lock-up restriction. As disclosed in the 2008 Announcement, pursuant to the Datang Share Purchase Agreement, Datang is required not to transfer any Datang Existing Shares without the prior written consent of the Company for a period of two (2) years from the closing date of the Datang Share Purchase Agreement of 24 December, 2008.

     Datang has sought from the Company a release from the lock-up restriction not to transfer any Datang Existing Shares without prior written consent of the Company for a period of two years from the date of completion of the Datang Share Purchase Agreement.

LETTER FROM THE BOARD

     On 8 July, 2010, the Company entered into the Amendment Letter with Datang to grant a release to Datang from the lock-up restriction as described above on the following principal terms:

B. The Amendment Letter

Date

8 July, 2010

Parties

(i)	The Company

(ii)	Datang

Amendment to the lock-up restriction

     The Company agreed to waive the lock-up restriction imposed under the Datang Share Purchase Agreement subject to, among other things, the following conditions:

(i)	the Company obtaining the approval of the Independent Shareholders at the EGM to approve the Amendment Letter and its terms; and

(ii)	Datang agreeing to use all reasonable endeavours to ensure that any transfer will not create a disorderly or false market for the Shares.

     The Amendment Letter constitutes a connected transaction and is subject to Independent Shareholders’ approval which will be conditional upon the completion of the Datang Subscriptions. Chen Shanzhi and Gao Yonggang, being Directors who have a material interest in the Datang Subscriptions and the release from the lock-up undertaking have abstained from approving the board resolutions approving above transactions.

III.	REASONS FOR, AND BENEFITS OF, THE DATANG SUBSCRIPTIONS AND THE ENTERING INTO OF THE AMENDMENT LETTER

The Datang Subscriptions and the release from the lock-up restriction on Datang

     The Company is of the view that the Datang Subscriptions will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Placing. The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way. On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of the independent financial adviser, the terms of the Datang Subscriptions and the Amendment Letter are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

IV. INFORMATION ON THE COMPANY

     The Company is principally engaged in semiconductor manufacturing and sale thereof.

V. INFORMATION ON DATANG

     Datang is a subsidiary of Datang Telecom Technology & Industry Group, a PRC state-owned enterprise headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

VI. IMPLICATIONS UNDER THE LISTING RULES

     Datang currently through Datang (Hongkong) holds 14.34% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company. The Datang Subscriptions and the Amendment Letter therefore constitute connected transactions of the Company under Chapter 14A of the Listing Rules. The Datang Subscriptions are subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Datang Subscriptions are subject to approval of the Independent Shareholders at the EGM. The Company will at the same time seek approval from its Independent Shareholders to grant a Special Mandate for the issue of the Datang Subscription Shares to Datang.

     To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other shareholder of the Company will be required to abstain from voting on the resolution for approving the Datang Subscription and the Amendment Letter at the EGM.

     The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

RECOMMENDATIONS

     Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Subscriptions, the Special Mandate and the Amendment Letter, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable, whether the entering into of the Datang Subscription Agreement and the Amendment Letter and the proposal for the grant of the Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders as to whether they should vote in favour of the transaction, taking into account the recommendations of the independent financial adviser.

LETTER FROM THE BOARD

     Your attention is drawn to the ‘‘Letter from the Independent Board Committee’’ as set out in Appendix I to this circular and the ‘‘Letter from Anglo Chinese’’ as set out in Appendix II to this circular.

ADDITIONAL INFORMATION

     Your attention is drawn to the general information set out in Appendix III to this circular.

Yours faithfully,
On behalf of the Board of Directors
David N.K. Wang
President, Chief Executive Officer,
Executive Director

APPENDIX I	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Semiconductor Manufacturing International Corporation
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

6 September, 2010

To the shareholders of the Company

Dear Sir or Madam,

NON-EXEMPT CONNECTED TRANSACTIONS

(1) SUBSCRIPTION OF NEW SHARES UNDER SPECIAL MANDATE BY
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
AND
(2) RELEASE OF DATANG TELECOM TECHNOLOGY &
INDUSTRY HOLDINGS CO., LTD. FROM LOCK-UP RESTRICTION

    We refer to the circular dated 6 September, 2010 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

    We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Datang Subscriptions and the Amendment Letter are fair and reasonable and in the interests of the Company and the Shareholders so far as the Independent Shareholders are concerned. Anglo Chinese has been appointed as the independent financial adviser to advise us and the Independent Shareholders.

    We wish to draw your attention to the ‘‘Letter from Anglo Chinese’’ as set out in Appendix II to the Circular. Having considered the terms and conditions of the Datang Subscriptions and the Amendment Letter, the advice of Anglo Chinese and the other factors contained in the ‘‘Letter from the Board’’ as set out on pages 5 to 14 of the Circular, we consider that the terms of the Datang Subscriptions and the Amendment Letter are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

*     for identification purpose only

APPENDIX I	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

    Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution approving the Datang Subscriptions and the Amendment Letter at the EGM.

Yours faithfully,
Independent Board Committee
Jiang Shang Zhou, Lip-Bu Tan and Tsuyoshi Kawanishi
Independent Non-Executive Directors

APPENDIX II	LETTER FROM ANGLO CHINESE

    The following is the text of the letter from Anglo Chinese to the Independent Board Committee and the Independent Shareholders, prepared for the purpose of inclusion in this circular.

To the Independent Board Committee
and the Independent Shareholders

6 September, 2010

Dear Sirs,

NON-EXEMPT CONNECTED TRANSACTIONS

(1) SUBSCRIPTION OF NEW SHARES UNDER SPECIAL MANDATE BY
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.
AND
(2) RELEASE OF DATANG TELECOM TECHNOLOGY &
INDUSTRY HOLDINGS CO., LTD. FROM LOCK-UP RESTRICTION

INTRODUCTION

    We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the proposed subscription by Datang through Datang (Hongkong) of new Shares under a special mandate and the release of certain Shares held by Datang through Datang (Hongkong) from the lock-up restriction. Details of which, amongst other things, are set out in the letter from the Board contained in the circular of the Company dated 6 September, 2010, of which this letter forms part. Terms defined in this circular shall have the same meanings when used in this letter unless the context requires otherwise.

    Reference is made to the 2008 Announcement and the announcements of the Company dated 7 July, 2010, 8 July, 2010 and 16 August, 2010 relating to, among others, the potential exercise of pre-emptive right and further subscription of new Shares by Datang. On 16 August, 2010, the Company and Datang entered into the Datang Subscription Agreement, pursuant to which the Company agreed to issue and Datang agreed to subscribe through Datang (Hongkong) for 1,528,038,461 new Shares for a total cash consideration of US$102 million (equivalent to approximately HK$794,580,000) at a subscription price of HK$0.52 per Share. Upon completion of the Datang Subscriptions, Datang will be interested in approximately 19.14% of the issued share capital of the Company, as enlarged by the issue of new Shares.

APPENDIX II	LETTER FROM ANGLO CHINESE

    On 8 July, 2010, the Amendment Letter was executed between the Company and Datang pursuant to which the Company agreed to waive the lock-up restriction as stipulated under the Datang Share Purchase Agreement dated 6 November, 2008, subject to Independent Shareholders’ approval and conditional upon completion of the Datang Subscriptions.

    By virtue of its 14.34% equity interest in the Company as at the Latest Practicable Date, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company as defined under the Listing Rules. Pursuant to Chapter 14A of the Listing Rules, the entering of the Datang Subscription Agreement and the Amendment Letter constitutes non-exempt connected transactions of the Company, which will be subject to, among others, approval by the Independent Shareholders at the EGM. The Company will at the same time seek approval from its Independent Shareholders to grant the Special Mandate for the issue of new Shares to Datang under the Datang Subscription Agreement.

    An Independent Board Committee comprising all of the independent non-executive Directors has been formed to advise the Independent Shareholders on the connected transactions contemplated under the Datang Subscription Agreement and the Amendment Letter.

    Votes of the Independent Shareholders at the EGM shall be taken by poll. Datang and its associates will abstain from voting at the EGM. Save for the approval from the Independent Shareholders at the EGM, the transaction contemplated under the Datang Subscription Agreement is also subject to the conditions precedent as set out on page 8 to page 9 of this circular.

BASIS OF OUR OPINION

    In formulating our opinion, we consider that we have reviewed sufficient and relevant information and documents and have taken reasonable steps as required under Rule 13.80 of the Listing Rules including the notes thereto to reach an informed view and to provide a reasonable basis for our recommendation. We have relied on the information, statements, opinion and representations contained or referred to in this circular and all information and representations which have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so at the date hereof. We have also assumed that all statements of belief, opinion and intention of the Directors as set out in the letter from the Board contained in this circular were reasonably made after due and careful inquiry. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information provided and referred to in this circular.

APPENDIX II	LETTER FROM ANGLO CHINESE

    The Company confirmed that it has provided us with all currently available information and documents which are available under present circumstances to enable us to reach an informed view and we have relied on the accuracy of the information contained in this circular so as to provide a reasonable basis of our opinion. We have no reason to suspect that any material facts or information, which is known to the Company, have been omitted or withheld from the information supplied or opinions expressed in this circular nor to doubt the truth and accuracy of the information and facts, or the reasonableness of the opinions expressed by the Company and the Directors which have been provided to us. We have not, however, carried out any independent verification on the information provided to us by the Directors, nor have we conducted any form of independent in-depth investigation into the business and affairs or the prospects of the Company, Datang or any of their respective subsidiaries or associates.

    Apart from normal professional fees for our services to the Company in connection with this appointment, no arrangement exists whereby Anglo Chinese will receive any benefits from the Company or any of its associates.

PRINCIPLE FACTORS AND REASONS CONSIDERED

    In formulating and giving our opinion to the Independent Board Committee and the Independent Shareholders in relation to the connected transactions contemplated under the Datang Subscription Agreement and the Amendment Letter, we have taken into account the following principal factors:

Background of the Datang Subscriptions and the Amendment Letter

Business and financial information of the Company

    The Company is principally engaged in semiconductor manufacturing and sale thereof. As at the Latest Practicable Date, Datang held through Datang (Hongkong) 3,699,094,300 Shares or some 14.34% equity interest in the Company. The Company serves a global customer base, comprised of leading integrated device manufacturers, fabless semiconductor companies, and system companies. As disclosed in the Company’s annual report 2009, geographically, North American customers contributed about 59% of the overall revenue and formed the largest customer base for the Company in 2009. Mainland Chinese customers contributed about 20% of revenue in 2009, compared to 17% in 2008, followed by Taiwanese customers that contributed about 15% of revenue in 2009. The Company has grown into the largest and most advanced foundry in the PRC. It is believed the co-operative partnership between the Company and Datang shall enhance the Company’s presence in the PRC and further improve its global competitiveness.

APPENDIX II	LETTER FROM ANGLO CHINESE

    Tabularised below is a summary of the audited consolidated financial results of the Group as extracted from the annual reports of the Company:

Consolidated Income Statement	Year ended 31 December
	2009	2008	2007	2006	2005
	USD’000	USD’000	USD’000	USD’000	USD’000
Sales	1,070,387	1,353,711	1,549,765	1,465,323	1,171,319
Gross profit/(loss)	(114,202)	(59,140)	152,727	127,168	66,185
Gross profit margin	n.a.	n.a.	9.85%	8.68%	5.65%
Loss from operations	(963,917)	(376,937)	(35,932)	(13,870)	(87,040)
Loss before income tax	(1,007,319)	(405,503)	(48,032)	(69,971)	(113,362)
Net loss	(962,478)	(432,380)	(22,324)	(44,090)	(115,026)
Loss attributable to the Company	(963,537)	(440,231)	(19,468)	(44,109)	(114,775)

Consolidated Balance Sheet	As at 31 December
	2009	2008	2007	2006	2005
	USD’000	USD’000	USD’000	USD’000	USD’000
Cash and cash equivalents	443,463	450,230	469,284	363,620	585,797
Restricted cash	20,360	6,255	—	—	—
Total current assets	907,058	926,858	1,075,302	1,049,666	1,047,465
Total borrowings	1,043,301	1,098,405	1,063,988	961,368	1,006,118
Total assets	3,524,077	4,270,622	4,708,444	4,541,292	4,586,633
Net asset value
(net of minority interest)	1,796,240	2,749,365	3,012,519	3,007,420	3,029,316
Gearing ratio (total
borrowings/net asset value)	58.08%	39.95%	35.32%	31.97%	33.21%

    As shown above, the operation of the Company continuously recorded losses for the five years ended 31 December, 2009 and the gearing ratio of the Company remains high, despite the Company has recently turned around and recorded an unaudited net gain attributable to shareholders of US$96 million for the three months ended 30 June, 2010.

    On 8 July, 2010, the Company entered into the Placing Agreement with the Placing Agents whereby the Company conditionally agreed to place, through the Placing Agents, 1,500 million new Shares to not less than six independent placees at HK$0.52 per Share and in consideration thereof, the Company would pay a placing commission of 3.0% on the gross proceeds of the actual number of new Shares being placed by the Placing Agents. As disclosed in the Company’s announcement dated 15 July, 2010, completion of the placing took place on the same date and all of the 1,500 million new Shares have been successfully placed by the Placing Agents with gross proceeds of approximately HK$780 million and net proceeds of approximately HK$755 million. The placing commission in associated with the placing amounted to approximately HK$23.4 million. The Company considered the placing represent a good opportunity to enlarge its shareholder base and proposed to use the fund raised in the placing to expand the capacity expansion.

APPENDIX II	LETTER FROM ANGLO CHINESE

Business and financial information of Datang

    Datang is a subsidiary of Datang Telecom Technology & Industry Group, a PRC state-owned enterprise headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

    Datang and the Company entered into the Datang Share Purchase Agreement on 6 November, 2008 and entered into an agreement for strategic cooperation for a period of two years on 24 December, 2008. Pursuant to such strategic cooperation agreement, Datang and the Company would cooperate in technological research and development, provision of fabrication services, development of international markets and undertaking in relation to PRC national scientific research projects. As a strategic investor, it is believed Datang would bring long term benefits in technology expertise, resources and PRC and global network to the Company. Pursuant to the Datang Share Purchase Agreement, Datang is required not to transfer any Shares subscribed thereunder, being 3,699,094,300 Shares (the ‘‘Lock-up Shares’’), without the prior written consent of the Company for a period of two years from 24 December, 2008.

    As stated in the Company’s announcement dated 7 July, 2010, Datang informed the Company that it would be interested in exercising its pre-emptive right upon the completion of the placing of new Shares by the Placing Agents. Further details of the pre-emptive right is set out on page 6 to page 7 of this circular. Datang has also indicated to the Company that it wishes to subscribe for the Datang Further Shares in addition to the Datang Preemptive Shares at a price equivalent to the placing price of HK$0.52 per Share. The fund raising exercise under the Datang Subscriptions is more or less the same size as the placing completed on 15 July, 2010, which would provide extra capital to the Company for further expansion.

Principal terms of the Datang Subscription Agreement

    Pursuant to the Datang Subscription Agreement, 1,528,038,461 new Shares will be issued to Datang (Hongkong), representing approximately 5.93% of the existing issued share capital of the Company as at the Latest Practicable Date and approximately 5.59% of the issued share capital of the Company as enlarged by the issue of the Datang Subscription Shares. These new Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issued at the time of issue and allotment of the Datang Subscription Shares.

    The Datang Subscription Agreement is subject to the conditions precedent as set out on page 8 to page 9 of this circular.

APPENDIX II	LETTER FROM ANGLO CHINESE

The consideration and subscription price

    The subscription price under the Datang Subscription Agreement is HK$0.52 per Share and the total cash consideration payable by Datang for the Datang Subscription Shares is US$102 million (equivalent to approximately HK$794,580,000). The subscription price is the same as the placing price of HK$0.52, which was arrived at after arm’s length negotiations between the Company and each of the Placing Agents.

i. Historical market price of the Share

    The chart below illustrates the movement of the daily closing prices of the Shares during a period starting from 17 August, 2009, being one year prior to the signing of the Datang Subscription Agreement, up to and including the Latest Practicable Date (the ‘‘Review Period’’):

    Source: website of the Stock Exchange (www.hkex.com.hk)

    During the Review Period, the closing prices of the Shares ranged from HK$0.355 per Share to HK$1.05 per Share. The average closing price of the Shares for the Review Period was approximately HK$0.59 per Share. The subscription price under the Datang Subscriptions lies within the range of the closing price and is below the average closing price of the Shares for the Review Period.

APPENDIX II	LETTER FROM ANGLO CHINESE

ii. Comparison of the subscription price

     The subscription price under the Datang Subscription Agreement of HK$0.52 per Share is same as the placing price placed by the Placing Agents as completed on 15 July, 2010 represents:

(i)	a discount of approximately 5.77% to the closing price of HK$0.55 per Share as quoted on the Stock Exchange on 13 August, 2010, being the last full trading day immediately before the execution of the Datang Subscription Agreement;

(ii)	a discount of approximately 7.31% to the average closing price of HK$0.558 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 13 August, 2010;

(iii)	a discount of approximately 5.77% to the average closing price of HK$0.55 per Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 13 August, 2010;

(iv)	a premium of approximately 4.00% to the closing price of HK$0.50 per Share as quoted on the Stock Exchange on 30 August, 2010, being the Latest Practicable Date; and

(v)	a discount of approximately 11.86% to the Group’s unaudited consolidated net asset value per Share of approximately HK$0.59 per Share calculated based on the Group’s unaudited consolidated net asset value (net of minority interest) of US$1,717 million (equivalent to HK$13,358 million) as at 30 June, 2010 and 22,480,259,472 Shares as at 30 June, 2010.

     Based on the above, we consider that the subscription price of HK$0.52 per Datang Subscription Share is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Changes in shareholding structure of the Company

     Upon completion of the Datang Subscriptions, 1,528,038,461 new Shares will be issued. The equity interest held by Datang through Datang (Hongkong) in the Company will be increased by approximately 4.80% from 14.34% to approximately 19.14%. The interest of the public Shareholders will be diluted from approximately 70.02% to 66.10% while the net asset value per Share of the Group will increase substantially. We consider the level of dilution to the existing Shareholders is insignificant.

Other fund raising alternatives

     We understand from the Company that apart from equity financing, the Company also considered other financing alternatives such as debt financing as possible fund raising method for the Group prior entering into the Placing Agreement with the Placing Agent. However, bank borrowings will (i) create additional finance cost to the Group and increase its gearing ratio; and (ii) involve refinancing risk to the Group, the Company considers that, as compared to bank borrowings, equity financing is a comparatively prudent way to finance the Group’s future business development.

APPENDIX II	LETTER FROM ANGLO CHINESE

     Comparing with raising the entire amount of required fund through placing by the Placing Agents which requires the Company to pay the placing commission of 3% on the gross proceeds, the Company considers that raising part of the fund through the Datang Subscriptions will reduce the finance cost and be more cost-effective to the Company and its Shareholders as a whole.

     The Company has also considered other means of raising permanent equity capital, including by means of a right issue or an open offer available to all Shareholders. However, the discount to market price needed to be offered would be higher for a rights issue or for an open offer. There would be substantial underwriting costs, whereas no fees are payable to the share subscriber, and a greater completion risk in today’s volatile market conditions. Given the Group recorded continuous loss in the past, it would be difficult to get an underwriter to underwrite the entire right issue or an open offer. Furthermore, a rights issue or open offer would involve numerous steps including notice period for book closure, issue of prospectus and offer period which would normally take no less than one and a half month’s time to complete under the prevailing Listing Rules. In addition, to maintain their pro-rata shareholding in a rights issue or open offer, the existing Shareholders will have to participate in the rights issue or open offer or face dilution. This may create undue financial burden on certain existing Shareholders. We concur with the Company that the placing and share subscription better controls the market and completion risks, as it is more cost-effective and time-efficient.

Principal terms of the Amendment Letter

     On 8 July, 2010, the Company entered into the Amendment Letter with Datang to grant a release to Datang from the lock-up restriction imposed on the Lock-up Shares subject to, among others, the following conditions:

(i)	the Company obtaining the approval of the Independent Shareholders at the EGM to approve the Amendment Letter and its terms; and

(ii)	Datang agreeing to use all reasonable endeavours to ensure that any transfer will not create a disorderly or false market for the Shares.

     The Amendment Letter constitutes a connected transaction, which is subject to Independent Shareholders’ approval and will be conditional upon completion of the Datang Subscriptions.

APPENDIX II	LETTER FROM ANGLO CHINESE

i. Historical liquidity of the Shares

     The chart below illustrates the daily trading volume of the Shares during the Review Period:

     Source: website of the Stock Exchange (www.hkex.com.hk)

APPENDIX II	LETTER FROM ANGLO CHINESE

     Tabularised below are the average daily trading volume of the Shares, the percentage of average daily trading volume to the total number of issued Shares and the percentage of average daily trading volume to the number of issued Shares held by Independent Shareholders during the Review Period:

					Percentage of
					average daily
				Percentage of	trading volume
				average daily	to the number
				trading volume	of issued
				to the total	Shares held by
			Average	number of	Independent
	Total	Number of	daily trading	issued Shares	Shareholders
Month	trading volume	trading days	volume	(Note 1)	(Note 2)
	(Shares)	(days)	(Shares)	(%)	(%)
2009
August	336,769,688	11	30,615,426	0.1187	0.1386
September	698,745,447	22	31,761,157	0.1232	0.1438
October	707,369,742	20	35,368,487	0.1371	0.1601
November	7,345,423,985	16	459,088,999	1.7802	2.0784
December	1,732,942,055	22	78,770,093	0.3055	0.3566

2010
January	3,805,250,471	20	190,262,524	0.7378	0.8613
February	3,834,831,602	18	213,046,200	0.8261	0.9645
March	4,355,741,210	23	189,380,053	0.7344	0.8573
April	3,174,798,531	19	167,094,660	0.6480	0.7565
May	2,598,365,177	20	129,918,259	0.5038	0.5882
June	1,355,684,474	21	64,556,404	0.2503	0.2923
July	2,665,974,104	21	126,951,148	0.4923	0.5747
August (up to and
including the
Latest Practicable
Date)	2,492,083,379	21	118,670,637	0.4602	0.5372

     Notes:

1.	Based on 25,788,198,009 Shares in issue as at the Latest Practicable Date.

2.	Based on 22,089,103,709 Shares without taken into account the Lock-up Shares as at the Latest Practicable Date.

     Source: website of the Stock Exchange (www.hkex.com.hk)

     As illustrated in the table above, the average daily trading volume of the Share in each month during the Review Period ranged from approximately 31 million Shares to approximately 459 million Shares, representing approximately 0.1386% and 2.0784% respectively of the number of issued Shares held by Independent Shareholders as at the Latest Practicable Date. Despite the relatively higher trading volume in November 2009 after the settlement agreement between the Company and TSMC to resolve all pending lawsuits between the parties, we consider the liquidity of the Shares was low in absolute value with reference to the percentage of average daily trading volume to the total number of issued Shares of less than 0.6% during the Review Period.

APPENDIX II	LETTER FROM ANGLO CHINESE

     In June and July 2010, the average daily trading volume of Shares were approximately 65 million and 127 million Shares respectively. The average daily trading volume decreased to approximately 119 million Shares in August 2010 (up to and including the Latest Practicable Date).

     Therefore, in view of the consistently low liquidity, we are of the view that the release of Lock-up Shares may help increase the liquidity of the Shares and broaden the shareholder base of the Company and is in the interest of the Company and its shareholders as a whole.

ii. Comparable cases of early release from lock-up restriction

     To assess the possible impact of early release of Lock-up Shares from lock-up restriction on the Share performance, we have searched for companies listed on the main board of the Stock Exchange which announced early release of shares subject to lock-up restriction. To the best of our knowledge and as far as we are aware of, there are two companies, China Metal Recycling (Holdings) Limited and Alibaba.com Limited, which is an exhaustive list of main board listed companies which granted early release from lock-up restriction since 1 January, 2009. The Independent Shareholders should note that the information of the comparable companies below is for illustration and reference only.

     China Metal Recycling (Holdings) Limited released 57,850,819 shares prior to the expiration of the lock-up period, representing approximately 5.54% of the issued share capital of the company. Alibaba.com Limited released 157,760,000 shares prior to the expiration of the lock-up period, representing approximately 3.13% of the issued share capital of the company. Set out below are two charts which show the six months relative performance of the shares of China Metal Recycling (Holdings) Limited and Alibaba.com Limited against the Hang Seng Index after their announcements of the early release of the lock-up restriction on 27 November, 2009 and 4 June, 2009, respectively.

APPENDIX II	LETTER FROM ANGLO CHINESE

The performance of the shares of China Metal Recycling (Holdings) Limited against the
Hang Seng Index after the early release of lock-up restriction

     Source: Bloomberg

The performance of the shares of Alibaba.com Limited against the Hang Seng Index after the early release of lock-up restriction

     Source: Bloomberg

APPENDIX II	LETTER FROM ANGLO CHINESE

     As shown in above charts, the shares of China Metal Recycling (Holdings) Limited and Alibaba.com Limited have generally performed in line with the Hang Seng Index. Therefore, we are of the view that early release of Lock-up Shares from lock-up restriction, with the indication from Datang that the Lock-up Shares will not be disposed in any significant way, is unlikely to impose material adverse impact on the performance of the Shares.

Reasons for the Datang Subscriptions and the Amendment Letter

     Datang has been a long-term strategic Shareholder since 2008 and the Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment. After the completion of the Datang Subscriptions, Datang will increase its shareholding in the Company to approximately 19.14%. The Company considers that the exercise of pre-emptive right by Datang to maintain its shareholding interest after the completion of the placing by the Placing Agents and the proposed subscription of Datang Further Shares will strengthen the relationship between the Group and Datang. Such strategic relationship will accelerate the Group’s expansion plan and enable the Company to benefit from Datang’s industrial expertise and research and development knowledge to accelerate the Group’s development, particularly in the PRC. In addition, the Datang Subscriptions will also reflect the long-term commitment and support of Datang to the Company.

     The trading restriction over the Lock-up Shares shall expire by 23 December, 2010. The proposed early release of the Lock-up Shares is merely some four months in advance of the original expiry date. In addition, the Company has been informed by Datang that it will not dispose of the Shares currently held by it in any significant way and the release is conditional on the completion of the Datang Subscriptions, which both implied Datang’s intention to remain as a long term strategic investor of the Company rather than to treat the early release of lock-up period as an exit strategy. Therefore, we are of the view that the early release of lock-up restriction will improve the liquidity and Datang will not generate material selling pressure on the Shares.

     Having considered the above, we agree with the Company that the Datang Subscriptions will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs without incurring any additional placing commission by the Company, and the release of Datang from lock-up restriction will not have material adverse impact on the Group. We are of the view that the terms of the Datang Subscription Agreement and the Amendment Letter are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

APPENDIX II	LETTER FROM ANGLO CHINESE

POSSIBLE FINANCIAL EFFECTS

     The following analysis is based on the published consolidated financial statements of the Company.

Effects on net asset value

     According to the Company’s quarterly report for the three months ended 30 June, 2010, the unaudited consolidated net asset value of the Group excluding minority interests was approximately US$1,717 million as at 30 June, 2010. Immediately after the placing completed on 15 July, 2010, the net asset value attributable to the Group is approximately US$1,814 million, calculated based on the unaudited consolidated net asset value of the Group excluding minority interests of approximately US$1,717 million as at 30 June, 2010 and the net proceeds from placing completed on 15 July, 2010 of approximately US$97 million. Upon completion of the Datang Subscriptions, the net asset value attributed to the Group would be increased to approximately US$1,916 million.

Effects on earnings

     The Group recorded net loss attributable to shareholders of US$964 million for the year ended 31 December, 2009. Save for the administrative expenses relation to the Datang Subscriptions, we are of the view that the completion of the Datang Subscriptions will not have any immediate material impact on the earnings of the Group. Nevertheless, loss per share will be diluted as a result of the Datang Subscriptions.

Effects on gearing and working capital

     As at 30 June, 2010, the Group’s total borrowings was US$998 million and the gearing ratio, being calculated as total borrowings divided by the net asset value net of minority interest was approximately 58.11%. We are of the view that the Datang Subscriptions will have positive impact on the gearing ratio of the Group upon completion.

     The Company had cash and cash equivalents of approximately US$507 million as at 30 June, 2010. On 15 July, 2010, 1,500 million new Shares were successfully placed through Placing Agents with net proceeds of approximately US$97 million. Upon completion of the Datang Subscriptions, it will further bring in significant amount of additional working capital to the Group for the future funding requirement on its business expansion, which Independent Shareholders will be able to participate in a much larger business with improved production capacity and growth prospect.

APPENDIX II	LETTER FROM ANGLO CHINESE

RECOMMENDATION

     We have considered the above principal factors and reasons and particularly (i) the strategic rationale of the Datang Subscriptions and the release of Lock-up Shares from lock-up restriction; (ii) the terms and the consideration of the Datang Subscription Agreement and the Amendment Letter as discussed above; and (iii) the possible financial effects to the Group. Based on the above principal factors and reasons, we consider that the transactions contemplated under the Datang Subscription Agreement and the Amendment Letter, are on normal commercial terms but not in the ordinary and usual course of business, and the entering of the Datang Subscription Agreement and the Amendment Letter is fair and reasonable and in the interest of the Company and the Independent Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Datang Subscription Agreement, the Special Mandate and the Amendment Letter.

Yours faithfully,
for and on behalf of
Anglo Chinese Corporate Finance, Limited
Michael Fok
Director

APPENDIX III	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

     This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

DISCLOSURE OF INTERESTS

(a) Directors’ interests

     Save as disclosed below, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying Shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

			Percentage of
			Aggregate
			Interests
		Number of	to Total Issued
Name of Director	Nature of Interest	Shares	Share Capital
Chen Shanzhi	Personal Interest(1)	3,145,319	0.012%

Gao Yonggang	Personal Interest(1)	3,145,319	0.012%

Jiang Shang Zhou	Personal Interest(2)	15,674,388
	Personal Interest(3)	6,717,594
	Personal Interest(4)	1,000,000

Total		23,391,982	0.091%

Tsuyoshi Kawanishi	Personal Interest(2)	3,134,877
	Personal Interest(4)	1,000,000
	Personal Interest(5)	500,000
	Personal Interest(6)	1,500,000

Total		6,134,877	0.024%

APPENDIX III	GENERAL INFORMATION

			Percentage of
			Aggregate
			Interests
		Number of	to Total Issued
Name of Director	Nature of Interest	Shares	Share Capital
Lip-Bu Tan	Personal Interest(2)	3,134,877
	Personal Interest(4)	1,000,000
	Personal Interest(5)	500,000

Total		4,634,877	0.018%

David N.K. Wang	Personal Interest(2)	62,697,553
	Personal Interest(7)	26,870,379

Total		89,567,932	0.347%

Notes:

(1)	On 24 May, 2010, each of Mr. Chen and Mr. Gao was granted an option to purchase 3,145,319 Shares at a price per Share of HK$ 0.59. These options will expire on the earlier of 23 May, 2020 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, none of these options have been exercised.

(2)	On 23 February, 2010, Mr. Jiang and Dr. Wang were granted an option to purchase 15,674,388 and 62,697,553 Shares, respectively, at a price per Share of HK$0.77. On the same day, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 Shares, at a price per Share of HK$0.77. These options will expire on the earlier of 22 February, 2020 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, none of these options have been exercised.

(3)	On 23 February, 2010, Mr. Jiang was granted an award of 6,717,594 Restricted Share Units (each representing the right to receive one Share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units shall be fully vested on 23 February, 2014.

(4)	On 17 February, 2009, each of Mr. Jiang, Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 Shares at a price per Share of HK$0.27. These options will expire on the earlier of 17 February, 2019 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, none of these options have been exercised.

(5)	On 29 September, 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 Shares at a price of US$0.132 per Share. These options were fully vested on 30 May, 2008 and will expire on the earlier of 29 September, 2016 or 120 days after termination of the director’s service to the Board. As of the Latest Practicable Date, these options have not been exercised. Mr. Jiang Shang Zhou has declined receipt of such option.

(6)	Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 Shares, if fully exercised. As of the Latest Practicable Date, these options have not been exercised.

(7)	On 23 February, 2010, Dr. Wang was granted an award of 26,870,379 Restricted Share Units (each representing the right to receive one Share) pursuant to our 2004 Equity Incentive Plan.

APPENDIX III	GENERAL INFORMATION

     The shareholdings set forth above excludes Shares beneficially owned by entities affiliated with the Directors. Each of the Directors disclaims beneficial ownership of the Shares beneficially owned by such affiliated entity, except to the extent of such Director’s pecuniary interest therein as disclosed above.

(b) Substantial shareholders

     Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

Name of Shareholder	Number of Shares Owned	Percentage Owned
Datang	3,699,094,300 (long position)(1)
1,528,038,461 (long position)(2)

Total:	5,227,132,761 (long position)	20.27% (long position)

Shanghai Industrial
Investment
(Holdings)
Company Limited
(‘‘SIIC’’)	410,008,000 (long position)(3)
1,833,269,340 (long position)(4)

Total:	2,243,277,340 (long position)	8.70% (long position)

TSMC	2,497,393,194 (long position)(5)	9.68% (long position)

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang. As at the Latest Practicable Date, the Company’s Directors, Mr. Gao Yonggang was a director and Senior Vice President of Datang and Mr. Chen Shanzhi was a Senior Vice President of Datang.

(2)	On 16 August, 2010, the Company entered into the Datang Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Subscription Agreement, the Company agreed to issue, and Datang agreed to subscribe for, additional 1,528,038,461 Shares.

(3)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(4)	All such Shares are held by S.I. Technology Production Holdings Limited (‘‘SITPHL’’) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (‘‘SIFHCL’’) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (‘‘SIFHL’’). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at the Latest Practicable date, the Company’s Director, Mr. Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (‘‘SIHL’’). Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

APPENDIX III	GENERAL INFORMATION

(5)	On 9 November, 2009, the Company entered into a share and warrant issuance agreement (the ‘‘TSMC Share and Warrant Issuance Agreement’’) with TSMC whereupon the Company conditionally agreed to issue to TSMC 1,789,493,218 Shares and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 Shares, subject to adjustment, at a purchase price of HK$1.30 per Share (the ‘‘Warrant’’).

The 1,789,493,218 Shares and the Warrant were issued to TSMC on 5 July, 2010 pursuant to the TSMC Share and Warrant Issuance Agreement. As at the Latest Practicable Date, TSMC held 1,789,493,218 Shares and a Warrant to subscribe for 707,899,976 Shares, subject to adjustment, at a purchase price of HK$1.30 per share.

MATERIAL CHANGES

     As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December, 2009, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

     None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

    As at the Latest Practicable Date:

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(b)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group.

APPENDIX III	GENERAL INFORMATION

EXPERT AND CONSENT

     Anglo Chinese is a corporation licensed under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities. It is the independent financial adviser to the Independent Board Committee and the Independent Shareholders regarding the Datang Subscriptions and the Amendment Letter.

     Anglo Chinese has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

     As at the Latest Practicable Date, Anglo Chinese was not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

     As at the Latest Practicable Date, Anglo Chinese did not have any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, proposed to be acquired or disposed of by or leased to any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection at Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong during normal business hours on any weekday, excluding public holidays, from 6 September, 2010 to 20 September, 2010:

(a)	the Datang Subscription Agreement;

(b)	the Amendment Letter;

(c)	the letter from the Independent Board Committee, the text of which is set out in Appendix I to this circular;

(d)	the letter of advice from Anglo Chinese to the Independent Board Committee, the text of which is set out in Appendix II to this circular;

(e)	the written consent of Anglo Chinese referred to in this appendix; and

(f)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on 21 September, 2010 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 1: 30 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

     To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.	‘‘THAT:

	(A)	the subscription agreement dated 16 August, 2010 (the ‘‘Datang Subscription Agreement’’) entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (‘‘Datang’’) (a copy of which is tabled at the meeting and marked ‘‘A’’ and initialled by the chairman of the EGM for identification purpose), the terms and conditions thereof and transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

	(B)	subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the Datang Subscription Shares (as defined below), the allotment and issue of the Datang Subscription Shares (as defined below) on terms and conditions and the other arrangements contemplated by the Datang Subscription Agreement be and are hereby approved; and approval be and is hereby specifically granted to the board of directors of the Company to allot and issue 1,528,038,461 new ordinary shares with par value of US$0.0004 each in the share capital of the Company (the ‘‘Datang Subscription Shares’’) pursuant to and in accordance with the terms and conditions of the Datang Subscription Agreement; and

	(C)	any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the Datang Subscription Agreement as he may consider necessary, desirable or expedient.’’

*     for identification purpose only

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	‘‘THAT:

	(A)	conditional upon the completion of the subscription of Datang Subscription Shares by Datang, the amendment letter dated 8 July, 2010 (the ‘‘Amendment Letter’’) executed by the Company and Datang (a copy of which is tabled at the meeting and marked ‘‘B’’ and initialled by the chairman of the EGM for identification purpose), the terms and conditions thereof and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

	(B)	any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the Amendment Letter as he may consider necessary, desirable or expedient.’’

By Order of the Board Anne Wai Yui Chen Company Secretary

Hong Kong, 6 September, 2010

Principal place of business:
18 Zhangjiang Road
PuDong New Area
Shanghai 201203
People’s Republic of China

Registered Office:
P.O. Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Members of the Board:
Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one shares, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting. If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from 16 September, 2010 to 21 September, 2010 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 21 September, 2010, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	By Resolution 1, approval is being sought from independent shareholders of the non-exempt connected transaction in relation to the Datang Subscription Agreement dated 16 August, 2010 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.. A letter from the Company’s independent financial adviser, Anglo Chinese Corporate Finance, Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated 6 September, 2010 containing the full text of this notice.

5.	By Resolution 2, approval is being sought from independent shareholders of the non-exempt connected transaction in relation to the Amendment Letter executed by Company and Datang Telecom Technology & Industry Holdings Co., Ltd. on 8 July, 2010. A letter from the Company’s independent financial adviser, Anglo Chinese Corporate Finance,Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated 6 September, 2010 containing the full text of this notice.

6.	Shareholders are advised to read the circular of the Company dated 6 September, 2010 which contains information concerning the resolutions to be proposed at the EGM.

7.	The voting at the EGM will be taken by a poll.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST
Res. 1	☐	☐

Res. 2	☐	☐

Address Change	☐	Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.		☐

			Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation
Ordinary Resolutions

1.	To approve, ratify and confirm the Datang Subscription Agreement and the transactions contemplated thereunder (including but not limited to the issue of Datang Subscription Shares in accordance with the terms and conditions of the Datang Subscription Agreement) #

2.	To approve, ratify and confirm the Amendment Letter and the transactions contemplated thereunder #

# The full text of the resolution is set out in the Notice of Extraordinary General Meeting.

Semiconductor Manufacturing International Corporation
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Tuesday, September 21, 2010, at 1:30 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., September 15, 2010. Only the registered holders of record at the close of business on September 8, 2010, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of September 8, 2010, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., September 15, 2010.

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/WebMaintain/jsp/regulatoryENFinalFilings.jsp. If you wish to obtain a hard copy of the Notice of Extraordinary General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.